Exhibit 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces Results of

Clinical Study of Type 2 Diabetes Drug Candidate TT-401

TORONTO, ON, April 30th, 2013 – Transition Therapeutics Inc. (“Transition” or the “Company”) (NASDAQ: TTHI, TSX: TTH) announced the results of a five-week proof of concept clinical study of TT-401 in type 2 diabetic and obese non-diabetic subjects. In the study, TT-401 a once-weekly administered peptide, demonstrated significant improvements in glycemic control and reductions in body weight.

The study enrolled diabetic patients at five dosing levels and non-diabetic obese patients at one dose level. All dosing cohorts received five doses over a five week period. Diabetic patients were on stable doses of metformin. At the end of the treatment period, TT-401-treated patients in the three highest dose groups experienced statistically significant reductions in mean fasting plasma glucose relative to placebo.

Statistically significant mean body weight reduction relative to baseline occurred in the three highest dose groups. A similar reduction in body weight was also observed in the obese non-diabetic cohort.

TT-401 demonstrated an acceptable safety and tolerability profile at all doses evaluated in diabetic and non-diabetic obese subjects. The most common adverse event noted in the study was decreased appetite. Some subjects in the highest three dose groups experienced mild nausea and vomiting, which are consistent with studies of other GLP-1 agonist drug candidates. The pharmacokinetic profile, assessed over the five week study, demonstrated a half-life consistent with once-weekly dosing.

“We are very pleased with the proof of concept data from this study. This new dual agonist that targets GLP-1 and a second metabolic mechanism shows promising effects on weight loss and glycemic control and could provide broader therapeutic benefit to patients with type 2 diabetes. These data support a clear development path forward to a larger Phase 2 efficacy study of TT-401,” said Dr. Aleksandra Pastrak, Vice President, Clinical Development and Medical Officer of Transition.

TT-401 is a dual agonist of the GLP-1 (Glucagon-Like Peptide-1) and glucagon receptors. In March 2010, Transition entered into a licensing and collaboration agreement with Eli Lilly and Company, where Transition acquired the rights to a series of pre-clinical compounds from Lilly, including TT-401 for the treatment of type 2 diabetes.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company's lead CNS drug candidate is ELND005 for the treatment of Alzheimer's disease and bipolar disorder. Transition’s lead metabolic drug candidate is TT-401 for the treatment of type 2 diabetes and accompanying obesity. The Company's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz

Chief Executive Officer

Transition Therapeutics Inc.

Phone: 416-260-7770, x.223

tcruz@transitiontherapeutics.com